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                          June 27, 2022

       Steven Poling
       Assistant Secretary
       Mercedes-Benz Trust Leasing LLC
       35555 W. Twelve Mile Road
       Suite 100
       Farmington Hills, Michigan 48331

                                                        Re: Mercedes-Benz Trust
Leasing LLC
                                                            Daimler Trust
                                                            Registration
Statement on Form SF-3
                                                            Filed June 17, 2022
                                                            File Nos.
333-265682 and 333-265682-01

       Dear Mr. Poling:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kayla
Roberts at 202-551-3490 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Structured Finance